Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Year Ended December 31,
	2006		2005		2004	2003		2002

Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(13,580)		$(45,500)		$(768)	$4,694		$13,528
Amortization of interest capitalized	2,400		2,400		1,800	1,700		1,500
Interest capitalized	(17,063)		(9,586)		(6,907)	(5,576)		(8,064)
Distributed income of equity investees	9,370		3,942		3,588	2,148		2,073
Fixed charges	158,676		155,027		97,804	85,118		85,764

Total earnings	$139,803		$106,283		$95,517	$88,084		$94,801

Fixed Charges:
Interest expense	$127,779		$132,492		$79,136	$67,556		$65,265
Capitalized interest	17,063		9,586		6,907	5,576		8,064
Debt costs amortization	6,584		5,699		4,267	3,111		3,560
Distributions to Series B preferred unitholders	7,250		7,250		7,494	8,875		8,875

Total Fixed Charges	$158,676		$155,027		$97,804	$85,118		$85,764

Distributions to Series A, Series C, Series D and Series E preferred shareholders	$20,903		$22,391		$14,781	$15,284		$15,565

Combined Fixed Charges and Preferred Share Distributions	$179,579		$177,418		$112,585	$100,402		$101,329

Ratio of Earnings to Fixed Charges	(a	)	(a	)	1.0	1.0		1.1

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b	)	(b )	(b	)	(b	)

a)	For the twelve months ended December 31, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $18.9 million and $48.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2006 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations and amortization of intangible assets acquired in the Cornerstone merger.
b)	For the twelve months ended December 31, 2006, 2005, 2004, 2003 and 2002 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $39.8 million, $71.1 million, $17.1 million, $12.3 million and $6.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. Additionally, for the twelve months ended December 31, 2005, the deficiency is a result of the company recording amortization expense of approximately $42.0 million related to intangible assets acquired in the Cornerstone merger.
     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.